UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November, 2002


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)


                  21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  November 27, 2002


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Description                                                              Exhibit




A.   Translation  from  Hebrew to English  of  Immediate  Report  (the
     "Report"),  which was served on the Israeli Securities Authority,     99.1
     The Tel-Aviv  Stock Exchange Ltd. and the Registrar of Companies,
     on  November   27,  2002,   regarding   Koor   Industries   Ltd's
     announcement of the financial results for the third quarter of the year 2002.

B.   Translation  from  Hebrew to English  of  Immediate  Report  (the     99.2
     "Report"),  which was served on the Israeli Securities Authority,
     The Tel-Aviv  Stock Exchange Ltd. and the Registrar of Companies,
     on  November   27,  2002,   regarding   Koor   Industries   Ltd's
     announcement of completion of the sale of 30% of the Company's holdings in Elisra to Elta Electronic Systems.